                                                                    EXHIBIT 99.2

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Total Engineering Services Team, Inc.:

     We have audited the accompanying balance sheets of Total Engineering Services Team, Inc. (the Company) as of December 31, 1996 and 1995 and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Engineering Services Team, Inc. as of December 31, 1996 and December 31, 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Houston, Texas
January 29, 1998

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                                 BALANCE SHEETS
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                                 DECEMBER 31
                                                              -----------------    JUNE 30,
                                                               1995      1996        1997
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
Current assets:
  Accounts receivable.......................................  $13,387   $ 9,646     $13,463
  Inventories...............................................    4,816     8,085       3,943
  Prepaid expenses and other................................      166       148         255
  Deferred tax assets.......................................      521       566         606
                                                              -------   -------     -------
          Total current assets..............................   18,890    18,445      18,267
                                                              -------   -------     -------
Property, plant and equipment:
  Land......................................................      107       329         329
  Machinery and equipment...................................    1,226     1,576       1,686
  Buildings and improvements................................    1,080     2,002       2,036
                                                              -------   -------     -------
                                                                2,413     3,907       4,051
                                                              -------   -------     -------
  Less accumulated depreciation.............................      311       692         896
                                                              -------   -------     -------
                                                                2,102     3,215       3,155
                                                              -------   -------     -------
Goodwill, net...............................................      579       562         555
Noncompete agreements, net..................................      157        --          --
Deposits....................................................      248        54          48
                                                              -------   -------     -------
          Total assets......................................  $21,976   $22,276     $22,025
                                                              =======   =======     =======

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 2,261   $ 1,525     $ 1,908
  Cash overdraft............................................      768       644       1,185
  Accrued liabilities.......................................    2,573     5,005       2,682
  Income taxes payable......................................    1,206     2,039         363
  Payable to Parent Company.................................    4,070     1,272       3,854
                                                              -------   -------     -------
          Total current liabilities.........................   10,878    10,485       9,992
Deferred tax liability......................................       --         4          --
Stockholders' equity:
  Common stock, $10 par value, 2,000 shares authorized, 100
     shares issued and outstanding..........................        1         1           1
  Additional paid-in capital................................    7,833     7,833       7,833
  Retained earnings.........................................    3,264     3,953       4,199
                                                              -------   -------     -------
          Total stockholders' equity........................   11,098    11,787      12,033
Commitments and contingencies
                                                              -------   -------     -------
          Total liabilities and stockholders' equity........  $21,976   $22,276     $22,025
                                                              =======   =======     =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                              STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                       FOR THE
                                                         FOR THE YEAR ENDED          SIX MONTHS
                                                            DECEMBER 31,                ENDED
                                                    -----------------------------     JUNE 30,
                                                     1994       1995       1996         1997
                                                    -------    -------    -------    -----------
                                                                                     (UNAUDITED)
Revenues..........................................  $33,645    $42,434    $53,969      $22,905
Direct costs......................................   25,767     33,652     45,317       18,381
                                                    -------    -------    -------      -------
  Gross profit....................................    7,878      8,782      8,652        4,524
Operating expenses................................    4,489      6,274      6,992        3,868
                                                    -------    -------    -------      -------
  Operating income................................    3,389      2,508      1,660          656
Other income and expenses:
  Interest expense................................     (153)      (155)      (224)         (88)
  Other...........................................      179        188          2            7
                                                    -------    -------    -------      -------
          Income before income taxes..............    3,415      2,541      1,438          575
Income tax expense................................    1,085        573        749          329
                                                    -------    -------    -------      -------
          Net income..............................  $ 2,330    $ 1,968    $   689      $   246
                                                    =======    =======    =======      =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                             ADDITIONAL                    TOTAL
                                                   COMMON     PAID-IN      RETAINED    STOCKHOLDERS'
                                                   STOCK      CAPITAL      EARNINGS       EQUITY
                                                   ------    ----------    --------    -------------
Balances at December 31, 1993....................   $ 1        $5,235       $2,786        $ 8,022
Purchase adjustment..............................    --         2,598       (3,820)        (1,222)
Net income.......................................    --            --        2,330          2,330
                                                    ---        ------       ------        -------
Balances at December 31, 1994....................     1         7,833        1,296          9,130
Net income.......................................    --            --        1,968          1,968
                                                    ---        ------       ------        -------
Balances at December 31, 1995....................     1         7,833        3,264         11,098
Net income.......................................    --            --          689            689
                                                    ---        ------       ------        -------
Balances at December 31, 1996....................     1         7,833        3,953         11,787
Net income (unaudited)...........................    --            --          246            246
                                                    ---        ------       ------        -------
Balances at June 30, 1997 (unaudited)............   $ 1        $7,833       $4,199        $12,033
                                                    ===        ======       ======        =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                             SIX MONTHS
                                                          FOR THE YEAR ENDED DECEMBER 31,       ENDED
                                                         ---------------------------------    JUNE 30,
                                                           1994        1995        1996         1997
                                                         ---------   ---------   ---------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................   $ 2,330     $ 1,968     $   689      $   246
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization.....................        67         249         381          204
     Deferred income taxes.............................       116        (435)        (41)         (44)
     Changes in operating assets and liabilities:
       (Increase) decrease in trade accounts
          receivable...................................    (1,816)       (656)      3,741       (3,817)
       (Increase) decrease in inventories..............      (639)       (675)     (3,269)       4,142
       (Increase) decrease in prepaid expenses and
          other assets.................................        46         (70)         18         (107)
       Increase (decrease) in accounts payable.........       212      (1,057)       (736)         383
       Increase (decrease) in accrued liabilities......       581      (1,871)      2,432       (2,323)
       Increase (decrease) in income taxes payable.....      (361)      1,058         833       (1,676)
                                                          -------     -------     -------      -------
          Net cash provided by (used in) operating
            activities.................................       536      (1,489)      4,048       (2,992)
                                                          -------     -------     -------      -------
Cash flows from investing activities:
  Purchases of property, plant and equipment...........        --        (962)     (1,494)        (144)
  Business acquisition.................................        --      (3,300)         --           --
  Goodwill.............................................        --          --          17            7
  Other noncurrent assets..............................       293         101         351            6
                                                          -------     -------     -------      -------
          Net cash provided by (used in) investing
            activities.................................       293      (4,161)     (1,126)        (131)
Cash flows from financing activities:
  Increase (decrease) in payable to parent company.....    (1,438)      5,226      (2,798)       2,582
  Increase (decrease) in overdraft.....................       344         424        (124)         541
                                                          -------     -------     -------      -------
          Net cash (used in) provided by financing
            activities.................................    (1,094)      5,650      (2,922)       3,123
                                                          -------     -------     -------      -------
Net decrease in cash and cash equivalents..............      (265)         --          --           --
Cash and cash equivalents at beginning of year.........       265          --          --           --
                                                          -------     -------     -------      -------
Cash and cash equivalents at end of year...............        --          --          --           --
                                                          =======     =======     =======      =======
Cash payments for:
  Interest.............................................        --          --          --           --
                                                          =======     =======     =======      =======
  Income taxes.........................................        --          --          --           --
                                                          =======     =======     =======      =======
Noncash transactions -- issuance of note payable to
  affiliate to purchase land and buildings.............        --     $ 3,300          --           --
                                                          =======     =======     =======      =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                         NOTES TO FINANCIAL STATEMENTS
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)
(1) ORGANIZATION AND REPORTING

  (a) Nature of Business

     Total Engineering Services Team, Inc. (the Company) was incorporated on May 15, 1970 in Louisiana and designs, manufactures and installs instrumentation and electrical control systems for the petroleum industry.

     On August 15, 1994, the Company's parent Total Energy Services, Inc. (Total), was acquired by Enterra Corporation (Enterra). As a result of the purchase and the subsequent merger of Enterra with Weatherford, the Company became a wholly-owned subsidiary of Weatherford Enterra, Inc.

     On June 30, 1997, the Company was acquired by National Tank Company (NATCO). As a result of the purchase, the Company is a wholly-owned subsidiary of NATCO.

  (b) Business Acquisitions

     On August 1, 1995, the Company acquired for approximately $3.3 million substantially all the assets and assumed substantially all of the liabilities of Production Management Controls System (PMCS) in a transaction accounted for as a purchase. The excess of the aggregate purchase price of PMCS over the fair value of the net assets acquired was recognized as goodwill. PMCS provided instrumentation and electrical design, fabrication, installation, start-up and commissioning of control systems for oil and gas production facilities located offshore in the Gulf of Mexico.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Inventory

     Inventory, which consist of materials, are valued at average cost which does not exceed market.

  (b) Property, Plant and Equipment

     Property, plant and equipment are depreciated using the straight-line method over their respective useful lives which range from 3 to 31 years. The costs of ordinary maintenance and repairs are expensed, while renewals and betterments are capitalized.

     Effective April 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. Accordingly, in the event that facts and circumstances indicate that property, plant and equipment may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow was necessary. Adoption of this standard did not have a material effect on the financial positions or results of operations of the Company.

  (c) Income Taxes

     Income taxes are determined by the Company in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 and are included in the consolidated income tax return of the parent company. For financial reporting purposes, the Company records income tax expense or benefit as if a separate return was filed.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                     TOTAL ENGINEERING SERVICES TEAM, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date.

  (d) Goodwill

     Goodwill represents the excess of the aggregate purchase price paid by the Company in an acquisition accounted for as a purchase over the fair life of the net assets acquired. Goodwill is amortized on a straight-line basis over a period of 40 years.

  (e) Cash Equivalents

     Test considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

  (f) Revenue Recognition

     Revenues from significant long-term contracts are recognized on the percentage-of-completion method. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs. Revenues and profits on all other sales are recorded as shipments are made. If estimated total costs on any contracts or work-in-process indicate a loss, the entire estimated loss is recognized immediately.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized in excess of amounts billed and are included in trade accounts receivable. Billings in excess of costs and estimated earnings on uncompleted contracts represent billings in excess of revenues recognized and are included in customer advances.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) INVENTORIES

     Inventories consist of the following:

                                                             DECEMBER 31,
                                                            ---------------    JUNE 30,
                                                             1995     1996       1997
                                                            ------   ------    --------
Work-in-process...........................................  $3,620   $6,735     $2,282
Raw materials and supplies................................   1,196    1,350      1,661
                                                            ------   ------     ------
          Total...........................................  $4,816   $8,085     $3,943
                                                            ======   ======     ======

                     TOTAL ENGINEERING SERVICES TEAM, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(4) PROPERTY, PLANT AND EQUIPMENT

     The cost of ordinary maintenance and repairs are expensed, while renewals and betterments are capitalized. Depreciation on property and equipment is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets.

                                                              USEFUL LIFE
                                                              -----------
Land........................................................         --
Buildings and improvements..................................   20 years
Machinery and equipment.....................................    5 years

(5) DUE TO PARENT

     Following the acquisition of the Company from Enterra in 1994, the Company has maintained its cash management with the parent company. The parent company has provided funding for working capital and expenditure requirements. During 1996, the company paid $1,064 of corporate services to the parent company corresponding to: tax, legal, human resources and audit consultation, financial planning and cash management, among others. These payments were based on a fixed monthly fee determined by the parent company. In addition, on August 1995, the Company borrowed approximately $3.3 million for the purchase of Production Management Control System. No specific maturity date was established.

(6) INCOME TAXES

     Income tax expense (benefit) consisted of the following components:

                                                           CURRENT    DEFERRED    TOTAL
                                                           -------    --------    ------
Year ended December 31, 1994:
  U.S. federal...........................................  $  681      $ 251      $  932
  State and local........................................     116         37         153
                                                           ------      -----      ------
                                                           $  797      $ 288      $1,085
                                                           ======      =====      ======
Year ended December 31, 1995:
  U.S. federal...........................................  $  860      $(379)     $  481
  State and local........................................     148        (56)         92
                                                           ------      -----      ------
                                                           $1,008      $(435)     $  573
                                                           ======      =====      ======
Year ended December 31, 1996:
  U.S. federal...........................................  $  645      $ (37)     $  608
  State and local........................................     145         (4)        141
                                                           ------      -----      ------
                                                           $  790      $ (41)     $  749
                                                           ======      =====      ======

     A reconciliation of the provision for income taxes follows:

                                                            1994      1995      1996
                                                           ------    ------    ------
Provision for federal income taxes at 34%................  $1,161    $  864    $  489
State and foreign income taxes...........................     116       148       147
Permanent differences....................................    (510)       --        --
Other....................................................     318      (439)      113
                                                           ------    ------    ------
                                                           $1,085    $  573    $  749
                                                           ======    ======    ======

                     TOTAL ENGINEERING SERVICES TEAM, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996, are as follows:

                                                              1995    1996
                                                              ----    ----
Deferred tax assets:
  Accrued liabilities.......................................  $502    $560
  Other.....................................................    19       6
                                                              ----    ----
  Total gross deferred tax assets...........................   521     566
Deferred tax liabilities:
  Other.....................................................    --       4
                                                              ----    ----
                                                              $521    $562
                                                              ====    ====

     In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences for the year ended December 31, 1996.

(7) COMMITMENTS AND CONTINGENCIES

(a) The Company is obligated under various operating leases. Rent expense under these operating leases for the years ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1997 was approximately $427, 402, $290 and $104, respectively.

     Minimum future rental payments are as follows:

1998........................................................  $ 69
1999........................................................    58
2000........................................................    43
                                                              ----
                                                              $170
                                                              ====

(b) The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, or liquidity.

(8) SUBSEQUENT EVENTS

     Effective June 30, 1997, the Company was acquired by NATCO Group Inc. for approximately $20 million.